UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017086

NO ACT
P.E 1-21-03
1-16567

March 10, 2003

Eric A. DeJong
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: AT&T Wireless Services, Inc.
Incoming letter dated January 21, 2003

Dear Mr. DeJong:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to AT&T Wireless by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

CR

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

ERIC A. DEJONG
206-264-3793
EDeJong@perkinscoie.com

January 21, 2003

RECEIVED
2003 JAN 22 PM 3: 33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted by the Massachusetts Laborers' Pension Fund for inclusion in the AT&T Wireless Services, Inc. 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to AT&T Wireless Services, Inc., a Delaware corporation ("AWS" or the "Company"). On November 15, 2002 AWS received a proposed shareholder resolution and supporting statement (together the "Proposal") from the Massachusetts Laborers' Pension Fund (the "Proponent") for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal or portions thereof from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if AWS excludes the Proposal or portions thereof from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of AWS the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to indexed stock options and states, in relevant part:

> *Resolved, that the shareholders of AT&T Wireless Services, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock options grants to senior executives shall be performance-based. For purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.*

Summary of Bases for Exclusion

We have advised AWS that it may properly exclude the Proposal from its 2003 Proxy Statement unless several statements in the Proposal are revised so that they are no longer materially false or misleading under Proxy Rules 14a-8(i)(3)/14a-9. The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Excluding Portions of the Proposal

We submit that portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/ 14a-9 because they contain false or misleading statements, or inappropriately cast the Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002).

We note that the Staff has recently considered Rules 14a-8(i)(3) and 14a-9 challenges to several proposals identical to the present. *See, for example, Texas Instruments, Inc.* (Jan. 8, 2003) (Central Laborers' Pension, Welfare & Annuity Funds proposal); *The Goldman Sachs Group, Inc.* (Jan. 3, 2003) (Massachusetts Carpenters Pension & Annuity Funds proposal); *Hewlett-Packard Co.* (Dec. 27, 2002) (United Association S&P 500 Index Fund proposal); *The Bear Stearns Companies Inc.* (Dec. 27, 2002) (Central Laborers' Pension Fund proposal);

Tyco International, Inc. (Dec. 16, 2002) (United brotherhood of Carpenters proposal); *Halliburton Co.* (Jan. 31, 2001) (Central Laborers' Pension Fund proposal). We believe that the following portions of the Proposal are properly excludable, unless modified in a manner consistent with the Staff's directions in the context of similarly challenged proposals.

First, the **first sentence of paragraph 2 of the supporting statement**—"*Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors*"—should be clarified to indicate that the statement is referring only to one type of "indexed stock options." *See Texas Instruments, Inc.* (Jan. 8, 2003); *Hewlett-Packard Co.* (Dec. 27, 2002); *Tyco International, Inc.* (Dec. 16, 2002); *Halliburton Co.* (Jan. 31, 2001). In its present form, the statement is both false and misleading because it suggests that indexed stock options are always linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of market indices, interest rates, or the consumer price index, to name a few examples. We note that on several previous occasions the Staff has determined that this precise statement, unless modified to indicate that it refers only to one type of "indexed stock options," is properly excludable. *See Id.*

Second, the **following statements in the supporting statement** are properly excludable unless modified because they inappropriately and misleadingly cast the Proponent's own opinions as statements of fact:

> **[paragraph 1, sentence 2]** *"While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."*
>
> **[paragraph 1, sentence 3]** *"Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."*
>
> **[paragraph 2, sentence 4]** *"It has become abundantly clear that stock option grants without specific performance based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary performance."*
>
> **[paragraph 3, sentence 5]** *"In short, superior performance would be rewarded."*

Each of these statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proposal does not include any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "*primary vehicle for focusing management on achieving long-term results.*" Similarly, the Proponent cites no-examples or support in asserting that "*stock option grants can and do often provide compensation well beyond those merited.*" Indeed, whether or not compensation is "*merited*" is purely a matter of opinion, as is the Proponent's assertion that implementing the Proposal would reward "*superior performance.*" The Proponent also makes an assertion that it claims is "*abundantly clear*," without citing any support for such allegedly "abundant" clarity.

We note that when considering the exact same proposal on previous occasions, the Staff directed the proponents to revise their proposal so as to indicate that the foregoing statements were the proponents' opinions rather than statements of fact. *See Hewlett-Packard Co.* (Dec. 27, 2002); *Tyco International, Inc.* (Dec. 16, 2002). Accordingly, we believe the foregoing statements are also properly excludable unless the Proponent qualifies each of them as its opinion. *See The Boeing Co. (Feb. 18, 2002); Halliburton Co. (Jan 31, 2001); Micron Technologies, Inc. (Sept. 10, 2001); Sysco Crop. (Aug. 10, 2001); DT Indust., Inc. (Aug 2001).* Without such qualification, the statements misleadingly suggest facts that have not otherwise been documented.

Third, the **fourth sentence of Paragraph 3 of the supporting statement** ending "*. . .indexed options remove pressure to reprice stock options*"– is properly excludable because it is misleading. The Proposal does not include any factual foundation for this assertion. There are any number of reasons why a company may choose to reprice its stock options, including, for example, compensating optionees for market volatility which may not have similarly affected an index or peer group, reincentivizing current employees or incentivizing prospective employees. We believe the statement misleadingly suggests to shareholders that implementing the Proposal would, by itself, completely remove or dispense with any possible reason for repricing stock options. At a minimum, the statement should be qualified as the Proponent's opinion, just as those statements described above.

Fourth, the **third sentence in paragraph 4 of the supporting statement** set forth below is properly excludable because it fails to specifically identify the entities or "experts" referenced or provide factual support in the form of a citation to a specific source:

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution.

In its present form, this statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow the Company or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "*strong negative public and shareholder reaction.*" There is no factual support for the Proponent's opinion that there have been "*excessive financial rewards provided executives,*" or even which "*executives*" the Proponent refers to. There is no indication as to what "*shareholder organizations,*" "*executive compensation experts,*" and "*companies*" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the proponent that the number of supporters of this type of proposal is "*growing,*" or that anyone supports the specific methodology "*advocated in this resolution.*" These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the Proposal is widely supported by a growing number of shareowner organizations, experts and companies, when in fact the Proposal provides no factual support for these claims.

Here too, we note that when considering the exact same proposal on previous occasions, the Staff directed the proponents to revise their proposal to specifically identify the entities or "experts" referenced and to provide factual support in the form of a citation to a specific source. *See Hewlett-Packard Co.* (Dec. 27, 2002); *Tyco International, Inc.* (Dec. 16, 2002). Accordingly, we believe the foregoing statement is properly excludable unless modified in a manner consistent with prior Staff directions.

* * * * *

We believe that the Company may properly exclude the Proposal from its 2003 Proxy Statement unless the foregoing statements are revised so that they are no longer materially false or misleading under Proxy Rules 14a-8(i)(3)/14a-9. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company's excludes the Proposal.

AWS anticipates that its 2003 Proxy Statement will be finalized for printing on or about March 12, 2003, and filed with the SEC on or about April 14, 2003. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 264-3793.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Eric A. DeJong

EAD:reh
Enclosures

cc: Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, NW
Washington, DC 20006

Mary Brodd, AT&T Wireless Services, Inc.

Rick Hansen, Perkins Coie LLP

EXHIBIT A

Indexed Options Proposal

Resolved, that the shareholders of AT&T Wireless Services, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Wireless Services, Inc.
Incoming letter dated January 21, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that AT&T Wireless may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options";
- recast the sentence that begins "By downwardly adjusting the exercise price . . ." and ends ". . . reprice stock options" as the proponent's opinion;
- recast the sentence "In short, superior performance would be rewarded" as the proponent's opinion; and
- specifically identify the entities referenced in the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides AT&T Wireless with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if AT&T Wireless omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Gail A. Pierce
Attorney-Advisor